

08025651

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-48967

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___1-01-07___ AND ENDING ___12-31-07___
          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: J.W. Millegan, Inc.

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

P.O. Box 615
_____
                        (No. and Street)

Gleneden Beach	Oregon	97388
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James W. Millegan   (503) 295-5233
                                                      (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Geffen, Mesher & Company, P.C.
_____
                (Name - *if individual, state last, first, middle name*)

888 SW Fifth Avenue, Suite 800	Portland	Oregon	97204
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption.   See Section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I,   James W. Millegan   , swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
   J. W. Millegan, Inc.   , as
of   December 31,   , 2007   are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income.
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Exemption from Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and Unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath of Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

__For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).__

J.W. MILLEGAN, INC.

FORM X-17A-5 PART IIA

OF THE FOCUS REPORT
OF THE

SECURITIES AND EXCHANGE COMMISSION

YEAR ENDED DECEMBER 31, 2007

J.W. Millegan, Inc.

Contents

Year Ended December 31, 2007



GEFFEN MESHER
& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT

Board of Directors
J.W. Millegan, Inc.
Gleneden Beach, Oregon

We have audited the accompanying statement of financial condition of J.W. Millegan, Inc. as of December 31, 2007, and the related statements of operations, changes in shareholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of J.W. Millegan, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 8 and 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. This information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Geffen Mesher & Company, P.C.

February 7, 2008

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

1

An independent member of DFK International

J.W. MILLEGAN, INC.
STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$	11,224
Commissions receivable		9,925
Deposit with clearing broker		25,000
Prepaids and other assets		13,415
Total assets	$	59,564

LIABILITIES AND SHAREHOLDER'S EQUITY

Accrued expenses	$	47,183
Payable to clearing broker		11,725
Total liabilities		58,908

Shareholder's equity

Common stock, no par; stated value $50 per share, 1,000 shares authorized, 100 shares issued and outstanding		5,000
Additional paid-in capital		259,962
Retained earnings (deficit)	(	264,306)
Total shareholder's equity		656
	$	59,564

J.W. Millegan, Inc.
Statement of Operations

Year Ended December 31, 2007

Revenues	
Securities commissions	$ 2,118,916
Interest income	1,514
	2,120,430
Expenses	
Payroll and related expenses	276,024
Employee benefits	28,721
Commissions	186,671
Regulatory fees	5,799
Communications	52,584
Dues and subscriptions	2,435
Insurance	1,677
Miscellaneous	2,320
Postage	8,565
Professional fees	38,716
Promotion	7,111
Rent	248,843
Supplies and printing	20,011
Taxes and licenses	852
Telephone	19,645
Training and seminars	517
Travel and entertainment	1,349
	901,840
Net income	$ 1,218,590

J.W. MILLEGAN, INC.
STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common stock		Additional paid-in capital		Retained earnings (deficit)		Total	
Balances at beginning of year	$	5,000	$	259,962	($	215,253)	$	49,709
Net income						1,218,590		1,218,590
Shareholder distributions					(	1,267,643)	(	1,267,643)
Balances at end of year	$	5,000	$	259,962	($	264,306)	$	656

J.W. MILLEGAN, INC.
STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities		
Net income	$	1,218,590
Net changes in operating assets and liabilities		
Commissions receivable		49,947
Prepaids and other assets	(	6,943)
Accrued expenses	(	6,592)
Payable to clearing broker		4,157
Net cash provided by operating activities		1,259,159
Cash flows from financing activities		
Shareholder distributions	(	1,267,643)
Net decrease in cash	(	8,484)
Cash at beginning of year		19,708
Cash at end of year	$	11,224

J.W. MILLEGAN, INC.
NOTES TO FINANCIAL STATEMENTS

1. Line of business and significant accounting policies

Line of business
The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Agency ("FINRA") and operates as a fully disclosed securities broker dealer with customers throughout the United States. Operations consist primarily of executing the purchases and sales of securities for the accounts of customers and performing securities related consulting activities.

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Security transactions
Security transactions and related commission revenue and expense are recorded on a trade date basis.

Concentrations of credit risk
The Company has cash in the form of deposits which may exceed depository insurance limits. The Company makes such deposits with high credit quality entities and has not incurred any credit related losses.

Receivables
The Company's receivables consist of commissions due on closed sales from its clearing broker which are due monthly. The Company has not incurred any material credit related losses on commissions receivable, and management has determined no allowance for uncollectible accounts is considered necessary.

Accrued rent expense
Rent expense on operating leases with scheduled rent increases is recognized on a straight-line basis over the lease term. Accrued rent expense represents the accumulated excess of rent charged to expense over the amount of the scheduled rent paid. For the year ended December 31, 2007, accrued rent expense of approximately $27,000 is included in accrued expenses.

Income taxes
The Company, with the consent of its shareholder, has elected to be treated as an "S" Corporation under the Internal Revenue Code. Instead of paying corporate income taxes, the shareholder of an "S" Corporation is taxed individually on the Company's taxable income. Therefore, no provision or liability for corporate income taxes has been included in these financial statements.

YEAR ENDED DECEMBER 31, 2007

2. Net capital

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1, which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital deficiency of ($12,759), which was $17,759 deficient of the required minimum net capital of $5,000. The Company's net capital deficiency ratio was (4.62) to 1.

As a result of its net capital deficiency, the Company gave notice of the net capital requirement, current net capital deficiency, and corrective action as required by the notification provisions for brokers and dealers in accordance with SEC Rule 17a-11(b). On January 3, 2008, the Company satisfied a payroll liability and increased receivables from its clearing firm for commissions on trades processed but not yet paid to the firm, which corrected its net capital deficiency.

3. Lease commitments

The Company leases office space under an operating lease which expires in March 2011. The Company is responsible for a pro-rata portion of operating costs for the facility including property taxes, insurance and maintenance. Rent expense under this lease was approximately $72,000 for the year ended December 31, 2007. Future minimum lease payments for the office lease are approximately as follows:

Year ending December 31,		
2008	$	71,200
2009		73,300
2010		75,500
2011		19,400
	$	239,400

4. Related party

The Company leases equipment and artwork under an operating lease on a month-to-month basis from Maolagain, L.L.C. The related rental expense for the year ended December 31, 2007 was approximately $176,900.

The Company has determined Maolagain, LLC (the "LLC") is a variable interest entity ("VIE"). The Company's shareholder is also the majority member of the LLC which was formed in 1998. The VIE engages primarily in leasing equipment and artwork to the Company. The total unaudited assets and revenues of the LLC were approximately $456,000 and $177,000 at December 31, 2007. The Company believes it is not the primary beneficiary of the LLC; accordingly, the Company is not required to consolidate the VIE.

J.W. Millegan, Inc.

Computation of Net Capital under Rule 15c3-1

Year Ended December 31, 2007

Net capital		
Total shareholder's equity	$	656
Less nonallowable assets		
Prepaids and other assets		13,415
Net capital	($	12,759)
Aggregate indebtedness		
Accrued expenses	$	58,908
Computation of basic net capital requirements		
Minimum net capital required	$	5,000
Net capital deficiency	($	17,759)
Net capital deficiency at 1,000%	($	18,650)
Ratio of aggregate indebtedness to net capital		-4.62 to 1

Reconciliation with Company's computation
There were no material differences between these computations and the computations included in the Company's Part IIA of Form X-17a-5 unaudited report as of December 31, 2007.

J.W. Millegan, Inc.

Exemption from Reserve Requirements under Rule 15c3-3

Year Ended December 31, 2007

Exemptive provisions

The Company is exempt from Rule 15c3-3 in that the Company does not receive or hold any customer securities or cash.



GEFFEN MESHER

& COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS CONSULTANTS

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17A-5

Board of Directors
J.W. Millegan, Inc.
Gleneden Beach, Oregon

In planning and performing our audit of the financial statements of J.W. Millegan, Inc. for the year ended December 31, 2007, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the company does not carry security accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in (i) making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13 or (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risks that they might become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

888 S.W. 5th Avenue, Suite 800 • Portland, Oregon 97204 • Tel: 503.221.0141 • Fax: 503.227.7924 • 800.819.0141 • www.gmco.com

10

 An independent member of DFK International

Board of Directors
J.W. Millegan, Inc.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiencies in internal control that we consider to be material weaknesses, as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of the Company for the year ended December 31, 2007 and this report does not affect the report thereon dated February 7, 2008.

> A net capital deficiency on December 31, 2007 indicates inadequate controls over the practice and procedures in making periodic computations of net capital under Section 240.17a-3(a)(11) resulting in a net capital deficiency.

> Reliance on independent auditors to draft financial statements and disclosures indicate a lack of sufficient expertise in selecting and applying accounting principles generally accepted in the United States of America in recording financial transactions and preparing financial statements, including disclosures.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate, with the exception of material weaknesses note above, at December 31, 2007, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of J.W. Millegan, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control, and that, alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the use of management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation or registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Heffer Meeker & Company, P.C.

February 7, 2008

END